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FIRST MINING COMMENCES METALLURGICAL DRILL PROGRAM AT SPRINGPOLE GOLD PROJECT

October 19, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to announce it has commenced a metallurgical drilling program at its wholly-owned Springpole Gold Project (“Springpole”), located in northern Ontario, Canada.

This program will be comprised of up to four drill holes totaling approximately 1,500 metres of drilling to acquire material for metallurgical testing. The intent of the metallurgical testing program is to determine the optimal grind size and processing flow sheet so as to maximize metallurgical recoveries. The results from this metallurgical testing program are expected to be incorporated into a new Preliminary Economic Assessment (“PEA”) for Springpole which is expected to be released in the first half of 2017.

Keith Neumeyer, Chairman of First Mining stated, “We are very excited to have commenced this first step towards adding value to certain key assets in our portfolio such as Springpole. Going forward we intend to undertake additional drill programs, resource estimates and economic studies, as well as other activities intended to enhance the value of the assets we have accumulated over the past year and a half.”

ABOUT SPRINGPOLE

Springpole is one of the largest undeveloped gold projects in Canada that has to date had approximately $74 million invested over the past 20 years. The project area covers over 32,000 hectares in northwestern Ontario, approximately 110 kilometres from the Township of Red Lake. The project hosts an NI 43-101 compliant Indicated Resource of 128.2 million tonnes (mt) grading 1.07 grams per tonne (g/t) gold (Au) and 5.7 g/t silver (Ag), containing 4,410,000 ounces (oz.) Au and 23,800,000 oz. Ag. In addition the project hosts an Inferred Resource of 25.7 Mt grading 0.83 g/t Au and 3.2 g/t Ag, containing 690,000 oz. Au and 2,700,000 oz. Ag.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824. Alternatively please visit our website at www.firstminingfinance.com or email us at info@firstminingfinance.com.

ON BEHALF OF THE BOARD OF FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this news release relate to, among other things: commencement of drilling at the Company’s Springpole project, preparation of a new PEA and additional drill programs, resource estimates and economic studies on the Company’s other assets. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, management’s discretion to refocus its exploration efforts. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.